December 5, 2024

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Filed May 15, 2024
           Correspondence Filed November 18, 2024
           File No. 333-108715
Dear Andrew Brodkey:

        We have reviewed your November 18, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
23, 2024 letter.

Form 10-K for the Fiscal Year Ended January 31, 2024
Item 2. Properties, page 7

1. We note your response to comments prior 1 and 2. Please provide your proposed
       Form 10-K revisions in your next response.
Note 1 - Nature of Operations, page F-8

2.     We note your responses to prior comments 6 and 10. In this regard, we note that
       Convertible notes and Bond liabilities at December 31, 2022 in the ICUMO unaudited financial statements in the Form 8-K/A filed on February 14, 2023 were $3,674,000 and $100,000, respectively. However, in the Form 10-Q for the period ended April 30,
       2023 filed June 14, 2023, Convertible notes and Bond liabilities at January 31, 2023 are $218,429 and $3,135,00, respectively, reflecting the merger and application of
 December 5, 2024
Page 2

       reverse merger accounting. Please explain the significant difference in the values from the December 31, 2022 financial statements of ICUMO to those values in the
       January 31, 2023 financial statements of the Company.
Note 4 - Convertible Notes, page F-12

3. We note your responses to prior comments 4 and 5. Please provide us with rollforward schedules for each of the years ended January 31, 2024 and
2023. The
       rollforward schedules should begin with the balance of convertible notes as of
       February 1, 2022 through to the ending balance as of January 31, 2023 and continue to the ending balance as of January 31, 2024. In these rollfoward schedules, please show dates and amounts of each convertible note issued during these two years. In addition, show any discounts associated with each convertible note and other applicable reconciling items with clear explanations. The total of the balances should match to the amounts presented in the balance sheets as of January 31, 2023 and 2024.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Cassi Olson